

March 26, 2024

Yizhen Zhao
President of Ark7 Inc.
Ark7 Properties Plus LLC
1 Ferry Building, Suite 201
San Francisco, CA 94111

> **Re: Ark7 Properties Plus LLC**
> **Post-Qualification Amendment No. 6**
> **Offering Statement on Form 1-A**
> **Filed February 29, 2024**
> **File No. 024-11869**

Dear Yizhen Zhao:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 6 filed February 29, 2024

Unaudited Pro Forma Consolidated and Consolidating Financial Statements and Report, page F-1

1. We note your revised pro forma financial statements in response to prior comment 6. Please address the following:
   - Please revise the pro forma balance sheet to give pro forma effect to the transactions as if they occurred as of the pro forma balance sheet date rather than as of the beginning of the period presented;
   - Please revise your pro forma consolidated and consolidating statements of income for the six months ended June 30, 2023 to give pro forma effect of the transactions as if they occurred at the beginning of the fiscal year presented (i.e., January 1, 2022);
   - Please revise the historical amounts presented in your pro forma consolidated and consolidating balance sheet and pro forma consolidated and consolidating statements of income to agree to the amounts as reflected in your historical financial statements for the respective period; and

- • We note that the pro forma statements of income include adjustments to revenue that are tentatively estimated from observing current market rental rates. We also note each of the Series properties were owner-occupied prior to their acquisition by each Series and there is no historical rental or operating history. Please explain to us how you determined it was appropriate to include adjustments to rental revenue in your pro forma statements of income or, alternatively, revise to remove these adjustments. Refer to Rule 11-02 of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson